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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

FIRST INVESTORS FINANCIAL SERVICES GROUP, INC
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
320-58A-10-1
(CUSIP Number)
DECEMBER 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	320-58A-10-1	Page	of

1	NAMES OF REPORTING PERSONS: HOT CREEK CAPITAL, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		358,331

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		358,331

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	358,331

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	320-58A-10-1	Page	of

1	NAMES OF REPORTING PERSONS: HOT CREEK VENTURES 1, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		358,331

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		358,331

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	358,331

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	320-58A-10-1	Page	of

1	NAMES OF REPORTING PERSONS: David M. W. Harvey

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		358,331

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		358,331

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	358,331

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1:
     (a) Name of Issuer:
First Investors Financial Services Group, Inc.
     (b) Address of Issuer’s Principal Executive Offices:
675 Bering Drive, Suite 710
Houston, Texas 77057

Item 2:
     (a) Name of Person Filing:
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Hot Creek Capital, L.L.C. (the “General Partner”), (ii) Hot Creek Ventures 1, L.P. (“Ventures 1”), and (iii) David M. W. Harvey, the principal member of the General Partner ((i), (ii), and (iii) being collectively, the “Filing Persons”). The Common Stock of First Investors Financial Services Group, Inc. (the “Stock”) which is the subject of this Schedule 13G is held by Ventures 1. The other Filing Persons are joining in this Schedule 13G because they exercise voting and investment power over the Stock held by Ventures 1. The Filing Persons have entered into a Joint Filing Agreement, dated as of January 13, 2006, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.
     (b) Address of Principal Business Office or, if none, Residence:
6900 South McCarran Boulevard, Suite 3040
Reno, Nevada 89509
     (c) Citizenship:
Nevada for Ventures 1 and the General Partner;
David M. W. Harvey is a citizen of the U.S.A.
     (d) Title of Class of Securities:
Common Stock
     (e) CUSIP Number:
CUSIP No 320-58A-10-1

Item 3:	Not applicable

Item 4:	Ownership.
     (a) Amount beneficially owned:
358,331 shares of Stock may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by each of the Filing Persons. The General Partner and David M. W. Harvey expressly disclaim direct and beneficial ownership of the Stock reported as deemed to be beneficially owned by them.
Based on Form 10-Q dated October 31, 2005, the Issuer had 4,451,693 shares of Common Stock issued and outstanding as of December 8, 2005. Accordingly, the 358,331 shares of Stock which may be deemed to be beneficially owned by each of the Filing Persons represent approximately 8.0 percent (8.0%) of the Issuer’s issued and outstanding Stock thereafter.
     (b) Percent of class: 8.0%
     (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0
(ii) Shared power to vote or to direct the vote	358,331
(iii) Sole power to dispose or to direct the disposition of	0
(iv) Shared power to dispose or to direct the disposition of	358,331

Item 5:	Ownership of Five Percent or Less of a Class.
          Not applicable.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.
          Not applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
          Not applicable.

Item 8:	Identification and Classification of Members of the Group.
          Not applicable.

Item 9:	Notice of Dissolution of Group.
          Not applicable.

Item 10:	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOT CREEK CAPITAL, L.L.C.
Dated: January 13, 2006	By:	/s/ David M. W. Harvey

	Name:	David M. W. Harvey
	Title:	Managing Member

HOT CREEK VENTURES 1, L.P.
By its General Partner
HOT CREEK CAPITAL, L.L.C.
Dated: January 13, 2006	By:	/s/ David M. W. Harvey

	Name:	David M. W. Harvey
	Title:	Managing Member

Dated: January 13, 2006	By:	/s/ David M. W. Harvey

	Name:	David M. W. Harvey

Exhibit A
AGREEMENT REGARDING THE JOINT FILING
OF SCHEDULE 13G

The undersigned hereby agree as follows:
     (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and
     (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

HOT CREEK CAPITAL, L.L.C.
Dated: January 13, 2006	By:	/s/ David M. W. Harvey

	Name:	David M. W. Harvey
	Title:	Managing Member

HOT CREEK VENTURES 1, L.P.
By its General Partner
HOT CREEK CAPITAL, L.L.C.
Dated: January 13, 2006	By:	/s/ David M. W. Harvey

	Name:	David M. W. Harvey
	Title:	Managing Member

Dated: January 13, 2006	By:	/s/ David M. W. Harvey

	Name:	David M. W. Harvey